MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER OF 2015

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

The following management’s discussion and analysis ("MD&A"), which is dated as of May 13, 2015, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three-month period ended March 31, 2015 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2015 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2014 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this document, cash costs, all-in-sustaining costs, gold margin and EBITDA are non-International Financial Reporting Standards (“Non-IFRS”) measures. Refer to the Non-IFRS section of this MD&A for additional information.

FIRST QUARTER OF 2015 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three month periods ended March 31, 2015 and 2014, as well as the fourth quarter of 2014:

	Q1 2015	Q1 2014	Q4 2014
Selected Financial Data
Revenues	41,003	30,439	35,178
Total mine operating expenses[1]	(24,281)	(24,398)	(24,782)
Gross earnings from operations	16,722	6,041	10,396
Net income/(loss)	6,780	(704)	272
Basic net earnings/(loss) per share ($/share)	0.03	(0.00)	0.00
Key Operating Statistics
Average gold price received ($/oz)	1,208	1,246	1,202
Gold sales (oz)	33,956	24,427	29,264
Gold production (oz)	35,943	20,137	29,445
All-in sustaining cost per ounce ($/oz)	581	865	689
Cash cost per ounce ($/oz)	527	819	592
Gold margin ($/oz)[3]	681	427	610
Financial Position
Cash and cash equivalents	3,024	17,433	1,002
Gold bullion inventory at market value[2]	4,922	1,231	2,834
Total assets	903,489	852,574	887,482
Long term debt	204,055	159,713	200,921

(1) Includes depletion and depreciation.
(2) This represents 4,147 ounces of gold bullion inventory, with a total cost of $770 per ounce, shown at the March 31, 2015 closing market price of $1,187 per ounce of gold.

•

Revenues for the three months ended March 31, 2015 were $41,003, a 35% increase compared to the prior year’s quarter of $30,439. During the first quarter of 2015, ounces of gold sold increased by 39% to 33,956 ounces compared to sales of 24,427 ounces during the first quarter of 2014. The average gold price per ounce sold in the period was $1,208 compared to an average price of $1,246 per ounce obtained during the corresponding prior year period.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

•

Mine operating expenses, including depletion and depreciation, for the three months ended March 31, 2015 were $24,281 compared to the prior year of $24,398. The decrease in costs was due to increased milling throughput of 70%, for a total of 428,844 tonnes, representing an annualized rate of 101% of the 1.7 million tonnes per annum (“Mtpa”) design capacity. Improved mining and processing productivity resulted in significant year over year unit cost reductions as gross spending was contained.

•

Gross earnings from operations for the three months ended March 31, 2015 was $16,722 compared to $6,041 in 2014. The 35% higher gold sales with a corresponding 0.5% decrease in mine operating expenses translated into improving gross margins to 41%. The gross earnings increase was partially offset by the decrease in revenue per ounce, resulting in a gold margin per ounce increase from $427 per ounce in Q1 2014 to $681 per ounce in Q1 2015.

•

Cash costs per ounce on a sales basis for the first quarter of 2015 were $527 per ounce of gold (compared to $819 per ounce of gold for Q1 2014). Cash costs for first quarter of 2015 were lower than the prior year quarter as a result of increased mine and plant productivity as Twangiza achieved steady state production levels and normalized production costs in line with life of mine expectations.

•	All-in sustaining costs declined in the current quarter to $581 per ounce (compared to $865 per ounce of gold in Q1 2014) driven by lower cash costs in the period.

•

In February 2015, the Company signed definitive agreements for financing transactions of $90 million and closed the first tranche of $20 million (refer to corporate development below). The $70 million remainder of the financing transactions were closed in April 2015 (refer to subsequent events below). With the completion of these transactions in April 2015, the Company has extinguished certain debt instruments and improved its financial leverage.

(II) OPERATIONAL - TWANGIZA

•	During the first quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over one year and 6 million LTI free hours since the last recorded LTI.

•

During the first quarter of 2015, the plant at the Twangiza Mine processed 428,844 tonnes of ore (compared to 252,691 tonnes during the first quarter of 2014) achieving 101% of design capacity. This improvement was due to better management of the seasonal weather conditions and the full benefit of the upgrade project that was completed in Q3 of 2014. Ore was processed during the first quarter of 2015 at an indicated head grade of 3.21g/t Au (compared to 2.73 g/t Au during the first quarter of 2014) with a recovery rate of 80.7% (compared to 84.97% during the first quarter of 2014) to produce 35,943 (compared to 20,137 during the first quarter of 2014) ounces of gold.

•	During the first quarter of 2015, Twangiza processed up to 28% of transition material to assist with the feed blend, even though this material is not included in the Company’s mineral reserves.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q1 2015		Change	Q4 2014
	($000's	)	(%)	($000's	)
Additions[1]	16,460		1%	16,372
Balance as at March 31	430,718		4%	414,258

(1) Net of pre-commercial revenue of $11,483 and $10,007 in Q1 2015 and Q4 2014, respectively.

•

During the first quarter of 2015, the Namoya Mine produced 9,254 ounces of gold from a total of 255,323 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.97 g/t Au. Now that the financing has been completed, the mine fleet can be expanded to increase the waste stripping and ore mining to meet the planned stacking rates required for commercial production.

•

With the commissioning of the agglomeration drum in the first quarter of 2015, Namoya’s focus is on ore delivery in order to increase the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction. Management will continually assess the optimal utilization of the Carbon-In- Leach (“CIL”) circuit as ongoing ore extraction enhances expectation with respect to fines content and the heap leach circuit is optimized.

(IV) EXPLORATION

•	Consistent with 2014, during the first quarter of 2015, exploration activities were limited as the Company focused on the development at Namoya and incremental operational achievements at Twangiza.

(V) CORPORATE DEVELOPMENT

•

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life- of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

(VI) SUBSEQUENT EVENTS

•

On April 30, 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, as described above. In connection with the closing of these financing transactions, the Company extinguished all of the outstanding backstop facility notes issued in the third and fourth quarter of 2014.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

TWANGIZA MINE

During the first quarter of 2015, the Twangiza Mine achieved its third consecutive quarter of record production as the site continued to benefit from the plant expansion activities completed in 2014 while focusing on incremental operational efficiencies. These efficiencies allowed for the continuous improvement of ore delivery and throughput levels to achieve 101% of the upgraded design capacity of 1.7 Mtpa. Management plans, over the next 2 quarters, to continue to debottleneck the process to ensure this capacity can be maintained permanently, before pursuing higher targets. Twangiza processed up to 28% of transition material to assist with the ore blend, even though this material is not included in the Company’s mineral reserves. The transition material performed well when mixed with the oxide reserves and hence provided the basis for some non-oxide material to be incorporated into the on-going updated NI 43-101 reserves and resources statement.

TWANGIZA MINE	Q1 2015	Q4 2014	Prior Quarter	Q1 2014	Prior Year
			Change %		Change %
Gold sales (oz)	33,956	29,264	16%	24,427	39%
Gold produced (oz)	35,943	29,445	22%	20,137	78%
Material mined (t)	975,716	969,062	1%	727,423	34%
Ore mined (t)[1]	632,264	556,856	14%	296,324	113%
Valley fill mined (t)	-	-	-	49,854	(100%)
Waste mined (t)	343,452	412,206	(17%)	381,245	(10%)
Strip ratio (t:t)[2]	0.54	0.74	(27%)	1.29	(58%)
Ore milled (t)[1]	428,844	370,881	16%	252,691	70%
Head grade (g/t)[3]	3.21	3.01	7%	2.73	18%
Recovery (%)	80.70	81.40	(1%)	84.97	(5%)
Cash cost per ounce ($US/oz)	527	592	(11%)	819	(36%)

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.

In the first quarter of 2015, Twangiza achieved production levels above the 2015 monthly average production guidance of 9,000 ounces per month. Cash costs during the quarter were consistent with the fourth quarter of 2014 and represented a 36% reduction from the first quarter of 2014. Similar to H2 2014, the improved operating results continue to be driven by the ability for the operations to increase mining and milling productivity, a 34% and 70% increase in tonnage compared to the same prior year period, respectively, while maintaining similar gross expenditures.

Gross spending and unit costs for Q1 2015 in comparison to Q4 2014 and Q1 2014 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	Q1 2015	Q4 2014	Q1 2014	Q1 2015	Q4 2014	Q1 2014
Mining Costs	4,503	4,600	4,653	10.5	12.4	18.4
Processing Costs	9,679	9,415	8,122	22.6	25.4	32.1
Overhead	4,955	6,105	4,742	11.6	16.5	18.8
Inventory Adjustments	(1,242)	(2,804)	2,490	(2.9)	(7.6)	9.9
Total Mine operating cost	17,895	17,316	20,007	41.8	46.7	79.2
Total tonnes milled (tonnes)	428,844	370,881	252,691

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Mining

A total of 975,716 tonnes of material (Q1 2014 – 727,423 tonnes) were mined during the three month period ended March 31, 2015. Total ore mined was 632,264 tonnes (Q1 2014 – 296,324 tonnes). The strip ratio for the quarter decrease to 0.54 as compared to 1.29 during the first quarter of 2014 in accordance with the mine schedule which decreased the mining cost per tonne milled from $18.4 to $10.5 per tonne, or a decrease of 43%.

Processing & Engineering

For the three month period ended March 31, 2015, the plant at the Twangiza Mine processed 428,844 tonnes of ore (2014 – 252,691 tonnes), representing a 70% increase over the prior year period, as the operations exceeded the annualized rate of 1.7 Mtpa. Increased throughput levels reduced the processing cost per tonne milled from $32.1 per tonne to $22.6 per tonne, representing a decrease of 30%. The mill productivity achieved in the current period represented a continuation, as well as additional incremental improvements, of the operational achievements made in H2 2014. Recoveries during the period decreased compared from the corresponding prior year period to an average rate of 80.7% (2014 – 84.97%) . Activities underway to improve the recoveries include optimizing the crushing and grinding to appropriate fineness, reagent consumption levels, and leach tank residency time. Site management continues to focus on incremental operational efficiencies to consistently maintain increased throughput rates and improve recoveries. The processing costs were $1.6 million higher compared to Q1 2014 as a result of the 70% increase in throughput, partially offset by lower power costs per tonne due to lower realized diesel prices. Due to the nature of the processing costs, economies of scale allow the operation to benefit significantly from the increased throughput and production rates.

Sustaining Capital Activities

Following the completion of the plant expansion activities in 2014, capital spending at Twangiza is focused on upgrades to the mobile fleet and continued construction of the Tailings Management Facility (“TMF”). Mobile fleet upgrades during the quarter included the replacement of critical components to extend the life of the existing fleet. The TMF construction continued at lower activity levels, with activity levels expected to increase during the dryer periods of the second and third quarter of 2015.

Cash cost and All-in sustaining cost

Cash costs per ounce for the first quarter of 2015 were significantly lower than the prior year period, primarily due to increased sales of 9,529 ounces or 39%, due to increased production over the first quarter of 2014, while gross spending increased slightly as a result of higher throughput in line with the design capacity of the mill. The all-in sustaining cost decreased from $865 in Q1 2014 to $581 per ounce in Q1 2015, primarily due to the lower cash cost.

Cash Cost per ounce sold	($US/ounce)
	Q1 2015	Q4 2014	Q1 2014
Mining Costs	133	157	190
Processing Costs	285	322	333
Overhead	146	209	194
Inventory Adjustments	(37)	(96)	102
Total cash costs per ounce	527	592	819
Total ounces sold (ounces)	33,956	29,264	24,427
All-in sustaining costs per ounce	581	689	865

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

NAMOYA - MINE UNDER CONSTRUCTION

During the first quarter of 2015, the key objective for Namoya management was to position the operation to reach commercial production levels by H2 2015. The agglomeration drum that was procured in late 2014, was commissioned by the in-house team ahead of schedule on January 27, 2015. The commissioning of the agglomeration drum will be followed by activities to de-bottleneck the heap leach operation including increasing the speed and capacity of the conveyor system as well as activities to prepare and improve the CIL plant.

As a result of the delay in the financing, the original ramp-up plans were modified including the pre-stripping of the Kakula reserve pit earlier than planned in order to open up more mining faces to improve flexibility in mine scheduling and provide additional time for the delivery of the mobile truck fleet that would commence waste stripping activities. With the procurement of additional mobile fleet, the stacking levels are expected to increase to up to 190,000 tonnes per month following the ramp up towards commercial production levels.

Mining continued at the Seketi and Mwendamboko pits as well as the newly opened Kakula pit during the first quarter of 2015 comprising 702,793 tonnes of material of which 178,800 tonnes were ore at a strip ratio of 2.93. The strip ratio increased in the current period as a result of increased waste material mined in order to provide access to ore in the Kakula pit.

Additions to Mine under Construction during the first quarter of 2015 consisted of the costs associated with the completion of the agglomeration drum, costs associated with commissioning activities, as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. The costs associated with the agglomeration drum represent the only significant capital amounts spent on project construction during the period.

During the first quarter of 2015, the Namoya mine produced 9,254 ounces of gold from a total of 255,323 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.97 g/t Au. Ore stacked during the period was comprised of semi-agglomerated material prior to the commissioning of the agglomeration drum, followed by material that was processed through the agglomeration drum. Stacking levels during the quarter were impacted by processing shutdowns surrounding the installation and commissioning of the drum and the availability of mobile fleet to mine waste. The CIL circuit was not utilized during the first quarter of 2015 as the Company’s focus and resources were targeted on the progression of the heap leach operation, however, small scale project activities were carried out on the CIL plant in order to assess the circuit needs and associated timelines to incrementally contribute to production. Namoya’s production will continue to benefit incrementally from the increasing stacking rates that are being achieved and as the heap leach curve progresses toward steady state operating levels.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya as well as the seasonality of exploration activities in the DRC, exploration activities during the first quarter of 2015 was comprised of desktop project and target prioritization reviews in preparation of the 2015 field work, in addition to ground maintenance activities.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target at Namoya to incorporate incremental ounce production for 2015;
•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and
•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

SELECTED FINANCIAL RESULTS

Selected Financial Data	Q1 2015	Q1 2014	Q4 2014

Revenues ($000's)	41,003	30,439	35,178
Production costs ($000's)	(17,895)	(20,007)	(17,316)
Depletion and depreciation ($000's)	(6,386)	(4,391)	(7,466)
Gross earnings from operations ($000's)	16,722	6,041	10,396

General & administration ($000's)	(2,787)	(1,466)	(4,135)
Finance expenses ($000's)	(6,055)	(3,325)	(4,522)
Net income/(loss) ($000's)	6,780	(704)	3,750
EBITDA ($000's)	18,895	6,846	15,566
Basic net earnings/(loss) per share ($/share)	0.03	(0.00)	0.01

Revenues

Revenues increased $10.6M, or 35%, in the three months ended March 31, 2015 as compared to the corresponding period of 2014 as a result of a 39% increase in gold ounces sold, partially offset by lower average realized gold prices. The average gold price received on ounces sold in Q1 2015 was $1,208 per ounce compared to $1,246 per ounce received in Q1 2014. The average realized gold price was lower than the average spot price as a result of the timing of gold sales such that there were increased levels of gold sales when the market price was more depressed.

Production costs by element

Production Costs	Q1 2015	Q1 2014	Change	$/oz Sold
	($000's)	($000's)	(%)	Q1 2015	Q1 2014	Change %
Raw materials and consumables	5,416	4,051	34%	160	166	(4%)
Diesel	3,895	4,258	(9%)	115	174	(34%)
Salaries	4,011	3,496	15%	118	143	(17%)
Contractors	2,948	3,178	(7%)	87	130	(33%)
Other overhead	2,867	2,267	26%	84	93	(10%)
Inventory adjustments	(1,242)	2,757	(145%)	(37)	113	(133%)
Total production costs	17,895	20,007	(11%)	527	819	(36%)

Production costs, excluding inventory adjustments, for the three months ended March 31, 2015 increased 11% from the same prior year period, as a result of increased mine and mill productivity, however, as a result of improved operating efficiencies the per unit costs decreased. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased by 34% in the three month period ended March 31, 2015 as compared to the corresponding period in 2014 as a result of increased mine and mill productivity of 34% and 70%, respectively. While the gross spending on raw materials and consumables increased during the period, the cost per ounce sold decreased by 4% due to the benefits of increased throughput. During the first quarter of 2014, the plant expansion was in progress and the operation was not yet increasing productivity levels towards the upgraded design capacity.

Diesel

Diesel costs decreased 9% during the three month period ended March 31, 2015 as compared to the corresponding period in 2014 as a result of favorable market conditions. As a result of the decrease in the cost of diesel coupled with the aforementioned increases in mine and mill productivity, on a per ounce sold basis diesel decreased 34% from Q1 2014 to Q1 2015.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Salaries

Salaries increased 15% in the three months ended March 31, 2015 compared to the corresponding period of 2014 primarily due to the increase in the scale of the operational activities as a result of the completion of the plant upgrade in 2014 as well as the impact of using increased levels of internal resources in the place of certain contractors and normal course inflationary increases. On a per ounce sold basis, salaries decreased 17% as a result of operational efficiencies with the increased levels of productivity.

Contractors

Contractors decreased 7% in the three month period ended March 31, 2015 compared to the corresponding period of 2014 as a result of using increased levels of internal resources in place of certain contractors. On a per ounce sold basis, contractors decreased 33% as a result of operational efficiencies with the increased levels of productivity.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, IT expenses, human resources expenditures, camp costs and travel and camp costs, increased 26% in the three month period ended March 31, 2015 compared to the corresponding period of 2014 as a result of the increased levels of production and the resulting sales.

Inventory adjustments

Inventory adjustments decreased in the three month period ended March 31, 2015 compared to the corresponding period of 2014 as a result of increases in ore stockpile inventory and higher gold bullion inventory levels compared to a drawdown of gold bullion in the prior year period.

General and administrative expenses

The table below provides the general and administrative expenses for the three month periods ended March 31, 2015 and 2014.

General & administrative expenses	Q1 2015	Q1 2014	Change	$/oz Sold
	($000's)	($000's)	(%)	Q1 2015	Q1 2014	Change %
Salaries and employee benefits	858	727	18%	25	30	(17%)
Consulting, management, and professional fees	188	124	52%	6	5	20%
Office and sundry	519	395	31%	15	16	(6%)
DRC corporate office	960	-	-	28	-	100%
Depreciation	24	14	71%	1	1	0%
Other	238	206	16%	7	8	(13%)
General and administrative expenses	2,787	1,466	90%	82	60	37%

Other charges & provisions	744	1,903	(61%)	22	78	(72%)

General and administrative expenses increased to $2,787 for the three months ended March 31, 2015, as compared to $1,466 for the corresponding period in 2014. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits increased 18% in the three months ended March 31, 2015 as compared to the corresponding period in 2014 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases.

Consulting, management, and professional fees

Consulting, management, and professional fees, which include mainly legal and auditing fees, increased to $188 for the three months ended March 31, 2015, compared to $124 for the corresponding period of 2014, as a result of increased costs related to financing activities.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Office and Sundry

Office and sundry increased to $519 for the three months ended March 31, 2015, compared to $395 for the corresponding period of 2014, as a result of the additional costs associated with government fees.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three months ended March 31, 2015, DRC regional office support expenses were $960. The increase in the expense was due to support resources now focusing more on the requirements of mine operations as opposed to exploration activities in the corresponding prior year period.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to being a publicly traded company and contributions to the Banro Foundation.

Other charges and provisions

Other charges and provisions were $744 for the three months ended March 31, 2015 compared to $1,903 in the corresponding period of 2014, predominately representing the fair value losses on financial instruments.

Finance expenses

Finance expenses increased significantly in the three months ended March 31, 2015 compared to the corresponding period of 2014 as a result of increases in interest and dividends due to changes in the capital structure of the Company during 2014 including the issuance of preferred shares and notes as well as increases in transaction costs associated with the financing activities carried out during the period.

Net income

The Company’s net income for the three months ended March 31, 2015 was $6,780 as compared to a loss of $704 in the prior year period. The net income is a result of increased gross earnings from operations as revenues increased with a limited corresponding increase in production costs, partially offset by increases in general and administrative and finance expenses.

EBITDA

EBITDA for the three months ended March 31, 2015 increased 176% compared to the prior year period, from $6,846 to $18,895, primarily due to an increase in gold ounces sold while operating expenses were contained, partially offset by increased corporate costs.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $2,208 in the three months ended March 31, 2015, a decrease of 51% compared to the same prior year period, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditu	Q1 2015	Q1 2014	Change
	($000's)	($000's)	(%)
Twangiza project	368	1,305	(72%)
Namoya project	284	491	(42%)
Lugushwa project	609	1,258	(52%)
Kamituga project	610	1,436	(58%)
Banro Congo Mining SARL	337	62	444%
	2,208	4,552	(51%)

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

As a part of managing costs across the Company, exploration work has been reduced and some support activities redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

Mine development expenditures

During Q1 2015, the Company incurred development expenditures of $16,460 (Q1 2014 - $20,645), net of pre-production revenue of $11,483 (Q1 2014 - $4,051), with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset.

Mine Development Expenditures	Q1 2015	Q1 2014	Change
	($000's)	($000's)%
Mine development expenditures	27,943	24,696	13%
Pre-commercial production revenue	(11,483)	(4,051)	183%
Net expenditures	16,460	20,645	(20%)

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $16,460 of mine development expenditures is $1,881 of depreciation and $6,709 of capitalized interest. Pre-commercial production revenue at Namoya consists of revenue from the sale of 9,441 ounces of gold sold at an average price of $1,216 per ounce.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2015. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013

Revenues	41,003	35,178	33,285	26,534	30,439	27,022	27,133	24,484
Gross earnings from operations	16,722	10,396	8,093	4,291	6,041	3,090	2,950	2,288
Net income/(loss)	6,780	272	3,750	(2,998)	(704)	2,086	(3,671)	(3,054)
Earnings/(loss) per share, basic ($/share)	0.03	0.00	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)
Earnings/(loss) per share, diluted ($/share)	0.03	0.00	0.01	(0.01)	(0.00)	0.01	(0.01)	(0.01)

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three months ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2015, the Company had cash and cash equivalents of $3,024 compared to cash and cash equivalents of $1,002 as at December 31, 2014. As a result of the minimal liquidity available as at December 31, 2014, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out a further financing of $20 million in February 2015 in the form of a gold forward sale.

During the three months ended March 31, 2015, the Company spent $3,505 in cash for exploration and evaluation expenditures and $6,822 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $3,890 spent on exploration and evaluation expenditures and $10,722 spent on the development of the Namoya mine during Q1 2014). In addition, during Q1 2015, the Company spent $2,235 on capital assets (compared to $4,571 spent during Q1 2014) to carry on its projects in the DRC.

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. On April 30, 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, as described above. In connection with the closing of these financing transactions, the Company extinguished of all the outstanding backstop facility notes issued in the third and fourth quarter of 2014.

Based on the revenues expected to be generated from the Company’s Twangiza and Namoya mines, together with the Company’s cash on hand, and the financing transactions executed in February and April 2015, the Company expects to have access to sufficient funds to carry out its proposed 2015 operating and capital budgets for the Twangiza and Namoya mines and for corporate overhead. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

As a result of restrictive covenants in the Indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company may need to further examine funding options.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at March 31, 2015 are described in the following table:

Contractual Obligations	Payments due by period
		Less than one	One to three	Four to five
	Total	year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	523	343	180	-
Bank loans	18,628	18,628	-	-
Derivative instruments	22,877	9,310	13,567	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering	35,000	17,500	17,500	-
Long-term debt - 2014 Facility	37,000	-	37,000	-
Interest on long-term debt - 2014 Facility	13,848	5,265	8,583	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2015 and 2014 was as follows:

	Three months ended March 31,
	2015	2014
	($000's)	($000's)
Short-term employee benefits	1,170	647
Other benefits	20	16
Employee retention allowance	63	46
Settlement	-	2,325
	1,253	3,034

During the three months ended March 31, 2015, directors fees of $58 (three months ended March 31, 2014 - $92) were incurred for non-executive directors of the Company. As of March 31, 2015, $81 was included in accrued liabilities as a payable to three directors (December 31, 2014 - $86).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s Interim Financial Statements included the following:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserve and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the three months ended March 31, 2015 included:

March 31, 2015
Risk free interest rate	0.46% - 1.00%
Expected life	3 years
Annualized volatility	85.64 - 85.87%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.09 - $0.11

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive income/(loss) during the period the new information becomes available.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s Interim Financial Statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. These are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards but does not expect these standards to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding “Notes” as defined below) are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 31(c) of the Interim Financial Statements for additional details.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. See Note 31(e) of the Interim Financial Statements for additional details.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured notes (“Notes”) with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financings carried out during 2013 and 2014, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness and preferred share obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments and preferred share dividends instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this Indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 13, 2015, the Company had outstanding 252,151 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 23,016 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 18, 2017. Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2014 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the information technology general controls (“ITGC”) and in the controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2014, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, there was a material weakness in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

With respect to ITGC, in H1 of 2014, the Company embarked on SAP implementation that was fully operational by Q3 2014. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in H2 of 2014, which has been deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. Management has hired external consultants to ensure that the ITGC will be operating effectively by H2 2015.

With respect to internal controls in 2014 over the preparation and review of the statement of cash flow, it came to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company restated the statement of cash flow as disclosed in note 34 of the 2014 Annual Financial Statements. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow existed given the application of this inappropriate accounting treatment in 2014. In the third quarter of 2014, the Company added two additional chartered professional accountants to the finance team with extensive experience in IFRS with major publicly traded companies in the mining industry. Management believes that the enhanced finance team is capable of addressing the preparation and review of the statement of cash flow.

With respect to internal controls in 2014 over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it came to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During the relevant reporting period, management’s key focus in performing the impairment analysis was on ensuring that the information included in the models was complete and accurate in order to ensure appropriate conclusions were reached for financial reporting. As no issues were identified with respect to the inputs, assumptions and formulas that would change the conclusions reached in the impairment models, management intends to enhance the level of documentation maintained in the review process in relevant reporting periods through the establishment of enhanced standard documentation procedures.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Refer to the discussion above for the Company’s remediation plan with respect to material weaknesses identified in 2014.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Mine operating expenses	24,281	24,398	24,782
Less: Depletion and depreciation	(6,386)	(4,391)	(7,466)
Total cash costs	17,895	20,007	17,316
Gold sales (oz)	33,956	24,427	29,264
Cash cost per ounce ($/oz)	527	819	592

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Mine operating expenses	24,281	24,398	24,782
Less: Depletion and depreciation	(6,386)	(4,391)	(7,466)
Total cash costs	17,895	20,007	17,316
Sustaining capital	1,825	1,130	2,844
All-in cash costs	19,720	21,137	20,160
Gold sales (oz)	33,956	24,427	29,264
All-in cash cost per ounce ($/oz)	581	865	689

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q1 2015	Q1 2014	Q4 2014
	($000's)	($000's)	($000's)
Net income/(loss)	6,780	(704)	3,750
Interest	5,704	2,990	4,775
Taxes	-	-	-
Depletion and depreciation	6,411	4,560	7,041
EBITDA	18,895	6,846	15,566

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2015

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources disclosed by the Company, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, the Company’s reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information disclosed by the Company may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov